Exhibit 99.6

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Defined terms included below have the same meaning as terms defined and included elsewhere in this filing on Form 6-K.

Introduction:

The unaudited pro forma condensed combined financial information is prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.” The unaudited pro forma condensed combined financial information presents the pro forma effects of the acquisition of Milk and Obagi by Waldencast resulting in reorganization into an umbrella partnership C corporation structure (or “Up-C” structure), and other agreements entered into as part of the Transaction Agreements.

Waldencast was a blank check company incorporated on December 8, 2020 (inception) as a Cayman Islands exempted company for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. On March 18, 2021, Waldencast consummated the initial public offering of 34,500,000 units, inclusive of the partial exercise by the underwriters of the over-allotment option, at $10.00 per unit, generating gross proceeds of $345.0 million. Each unit consisted of one Class A ordinary share and one-third of one public warrant. Each public warrant is exercisable for one Waldencast plc Class A ordinary share at a price of $11.50 per share. Simultaneously with the closing of the initial public offering, Waldencast consummated the private sale of 5,933,333 private placement warrants at a price of $1.50 per private placement warrant to the Sponsor, generating gross proceeds to Waldencast of $8.9 million. The private placement warrants are identical to the warrants sold as part of the units in Waldencast’s initial public offering except that, so long as they are held by the Sponsor or its permitted transferees: (1) they will not be redeemable by Waldencast; (2) they (including the shares issuable upon exercise of these warrants) may not, subject to certain limited exceptions, be transferred, assigned or sold by the Sponsor until 30 days after the completion of Waldencast’s initial business combination; (3) they may be exercised by the holders on a cashless basis; and (4) they (including the shares issuable upon exercise of these warrants) are entitled to registration rights. Upon the closing of the initial public offering and the sale of the private placement warrants (inclusive of the partial exercise by the underwriters of the over-allotment option), $345.0 million ($10.00 per unit) of the net proceeds of the initial public offering and the sale of the private placement warrants was placed in the Trust Account established for the benefit of Waldencast’s public shareholders. As of Closing, immediately prior to the effect of redemptions, there was approximately $345.8 million held in the Trust Account.

Milk is an environmentally and socially conscious makeup company that develops, manufactures and sells paraben-free, 100% vegan and cruelty-free cosmetics, skin care and other beauty products. It generates revenue from the sale of products to retailers, as well as sales direct to consumer via its online website. Its three most popular products are the Hydro Grip Primer, Kush Mascara and the Mini Hydro Grip.

Obagi is a global skincare products company rooted in research and skin biology. Obagi develops, markets and sells innovative skin health products in more than 60 countries around the world. Every product Obagi develops stems from a deep understanding of the skin and how healthy skin functions. The result is an unmatched product portfolio designed to prevent or improve the most common, visible skin concerns such as fine lines and wrinkles, elasticity, photodamage, hyperpigmentation, acne, oxidative stress, environmental damage and hydration.

Waldencast plc is a Jersey corporation that will be subject to U.S. taxation on its share of the U.S. effectively connected income earned from its partnership investment, which owns both Obagi and Milk. The organizational structure following the completion of the Business Combination is commonly referred to as an Up-C structure. This organizational structure will allow the Milk Members to retain an equity ownership in the form of Waldencast LP Common Units, which owns Obagi and Milk. The Milk Members may exchange Waldencast LP Common Units (together with the cancellation of an equal number of shares of voting, Waldencast plc Non-Economic ordinary shares) into Waldencast plc Class A ordinary shares. There is no tax receivable agreement in place for such exchange of Common Units. The Waldencast public shareholders will continue to hold Waldencast Class A ordinary shares, which, upon consummation of the Business Combination, was renamed Waldencast plc. The parties agreed to structure the Business Combination in this manner for tax and other business purposes, and we do not believe that our Up-C organizational structure will give rise to any significant business or strategic benefit or detriment. See the section entitled “Risk Factors — Risks Related to the Business Combination and the Company” for additional information on our organizational structure.

The unaudited pro forma condensed combined balance sheet combines the Milk unaudited historical condensed balance sheet as of June 30, 2022, the Obagi unaudited historical condensed consolidated balance sheet as of June 30, 2022, and the Waldencast unaudited historical condensed balance sheet as of June 30, 2022, giving effect to the Business Combination as if it had been consummated on June 30, 2022. The unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2022 and the year ended December 31, 2021 presents the pro forma effect of the Business Combination as if completed on January 1, 2021.

We refer to the unaudited pro forma condensed combined balance sheet and the unaudited pro forma condensed combined statement of operations as the pro forma financial statements.

The pro forma financial statements are not necessarily indicative of what the combined company’s balance sheet or statement of operations actually would have been had the Business Combination been completed as of the dates indicated, nor do they purport to project the future financial position or operating results of the combined company. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors. The pro forma financial information is presented for illustrative purposes only and does not reflect the costs of any integration activities or cost savings or synergies that may be achieved as a result of the Business Combination.

The unaudited pro forma condensed combined financial statements were prepared using the acquisition method of accounting under the provisions of ASC Topic 805, Business Combinations on the basis of Waldencast as the accounting acquirer and Obagi and Milk as the accounting acquirees. Waldencast has been determined to be the accounting acquirer based on evaluation of the following factors (prior to Closing):

●	The owners of Waldencast have the largest voting interest in the combined company;

●	The Sponsor and its affiliates nominated the majority of the initial members who will serve on the board of directors of Waldencast (Obagi nominated 1 director, and Milk nominated 0 directors); and

●	Waldencast’s existing management holds executive management roles for the post-combination company whilst Obagi and Milk management team members reported into the current Waldencast executive team.

The factors discussed above support the conclusion that Waldencast acquired control of Obagi and Milk and is the accounting acquirer. Therefore, the Business Combination constitutes a change in control and was accounted for using the acquisition method. Under the acquisition method of accounting, the purchase price was allocated to the tangible and identifiable intangible assets acquired and liabilities assumed of Obagi and Milk, based on their estimated acquisition-date fair values. These estimates were determined through established and generally accepted valuation techniques.

The following tables represent the pro forma ownership of the combined company which reflects the cumulative effect of actual redemptions, the consummation of the Business Combination and the consummation of the related transactions.

The following summarizes the pro forma ownership of Waldencast plc Class A ordinary shares, excluding potential Waldencast plc Class A ordinary shares from dilutive securities, following the Business Combination:

	Shares	Ownership %(10)
Waldencast Public Shareholders(1)	4,478,054	4.2%
Burwell Mountain Trust(2)	7,848,333	7.3%
Dynamo Master Fund(3)	13,848,333	12.9%
Waldencast Ventures(4)	2,848,334	2.6%
Beauty FPA Investor(5)	17,300,000	16.1%
Investor Directors(6)	100,000	0.1%
PIPE Investors(7)	11,800,000	11.0%
Cumulative Waldencast shareholders	58,223,054	54.1%
Existing Obagi Owners interest in Waldencast(8)	28,237,500	26.3%
Existing Milk Owners interest in Waldencast(9)	21,104,225	19.6%
Total	107,564,779	100.0%

1)	30,021,946 Class A ordinary shares were redeemed in connection with the Business Combination.

2)	Includes 5,000,000 Waldencast plc Class A ordinary shares acquired pursuant to the Sponsor Forward Purchase Agreement for an investment of $50.0 million by Burwell Mountain PTC LLC, as the trustee of Burwell Mountain Trust (a member of our Sponsor), in exchange for a portion of the Forward Purchase Amount and 2,848,333 Waldencast plc Class A ordinary shares issued upon conversion of the Waldencast Class B ordinary shares. Waldencast plc Class A ordinary shares were issued upon the automatic conversion of the Waldencast Class B ordinary shares concurrently with the consummation of the Business Combination.

3)	Includes 11,000,000 Waldencast plc Class A ordinary shares acquired pursuant to the Sponsor Forward Purchase Agreement for an investment of $110.0 million by Dynamo Master Fund (a member of our Sponsor), in exchange for a portion of the Forward Purchase Amount and 2,848,333 Class A ordinary shares issued upon conversion of the existing Waldencast Class B ordinary shares. Class A ordinary shares were issued upon the automatic conversion of the Waldencast Class B ordinary shares concurrently with the consummation of the Business Combination.

4)	Waldencast plc Class A ordinary shares issued upon conversion of the Waldencast Class B ordinary shares. Waldencast plc Class A ordinary shares were issued upon the automatic conversion of the Waldencast Class B ordinary shares concurrently with the consummation of the Business Combination.

5)	17,300,000 Waldencast plc Class A ordinary shares acquired pursuant to the Third-Party Forward Purchase Agreement for an investment of $173.0 million by Beauty Ventures in exchange for a portion of the Forward Purchase Amount.

6)	100,000 Waldencast plc Class A ordinary shares held by the Investor Directors, issued upon conversion of the Waldencast Class B ordinary shares. Waldencast plc Class A ordinary shares were issued upon the automatic conversion of the Waldencast Class B ordinary shares concurrently with the consummation of the Business Combination.

7)	Represents the private placement pursuant to which Waldencast entered into Subscription Agreements with certain PIPE Investors whereby such investors have agreed to subscribe for Class A ordinary shares at a purchase price of $10.00 per share. The PIPE Investors participating in the PIPE Investment, purchased an aggregate of 11,800,000 Class A ordinary shares.

8)	Represents Obagi owners’ interest in 28,237,500 Waldencast plc Class A ordinary shares.

9)	Represents the Milk Members’ noncontrolling economic interest in Waldencast LP Common Units, which are redeemable at the option of the holder of such units, and if such option is exercised, are exchangeable, at the option of Waldencast plc, for Waldencast plc Class A ordinary shares on a 1 for 1 basis or cash (together with the cancellation of an equal number of shares of voting, Waldencast plc Non-Economic ordinary shares).

10)	Percentage totals may not foot due to rounding.

The following summarizes the pro forma ownership of Waldencast plc Class A ordinary shares, on a fully dilutive basis, following the Business Combination:

	Shares	Ownership %(8)
Waldencast Public Shareholders (1)	15,978,054	10.9%
Burwell Mountain Trust(2)	11,826,110	8.1%
Dynamo Master Fund(3)	19,826,109	13.5%
Waldencast Ventures(4)	5,159,447	3.5%
Beauty FPA Investor(5)	23,066,666	15.7%
Investor Directors	100,000	0.2%
PIPE Investors	11,800,000	8.0%
Cumulative Waldencast shareholders	87,756,386	59.8%
Existing Obagi Owners interest in Waldencast(6)	35,934,428	24.5%
Existing Milk Owners interest in Waldencast(7)	23,142,337	15.8%
Total	146,833,151	100.0%

1)	Includes the impact of the exercise of 11,500,000 of public warrants.

2)	Includes the exercise of (i) 1,977,777 Private Placement Warrants and the exercise of 333,333 Working Capital Loan Warrants, which are indirectly owned by Burwell Mountain PTC LLC, as the trustee of Burwell Mountain Trust (a member of the Sponsor), and (ii) 1,666,667 Sponsor FPA Warrants.

3)	Includes the exercise of (i) 1,977,777 Private Placement Warrants and the exercise of 333,333 Working Capital Loan Warrants, which are indirectly owned by Dynamo Master Fund as a member of the Sponsor, and (ii) 3,666,666 Sponsor FPA Warrants.

4)	Includes the exercise of 1,977,779 Private Placement Warrants and the exercise of 333,334 Working Capital Loan Warrants, which are indirectly owned by Waldencast Ventures as a member of the Sponsor.

5)	Includes the exercise of 5,766,666 Beauty FPA Warrants.

6)	Includes the exercise of rollover equity awards, consisting of 5,906,630 stock options, and 1,790,298 restricted stock units.

7)	Includes the exercise of rollover equity awards, consisting of 1,887,264 stock appreciation rights and 150,848 options.

8)	Percentage totals may not foot due to rounding.

The following unaudited pro forma condensed combined balance sheet as of June 30, 2022 and the unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2022 and year ended December 31, 2021 are based on the historical financial statements of Waldencast, Obagi, and Milk. The unaudited pro forma adjustments are based on information currently available, and assumptions and estimates underlying the unaudited pro forma adjustments are described in the accompanying notes. Actual results may differ materially from the assumptions used to present the accompanying unaudited pro forma condensed combined financial information.

The assumptions and estimates underlying the unaudited adjustments to the unaudited pro forma condensed combined financial information is described in the accompanying notes, which should be read in conjunction with, the following:

●	Waldencast’s unaudited interim condensed financial statements and related notes as of June 30, 2022 and for the six months ended June 30, 2022 and 2021, included elsewhere in this Form 6-K.

●	Waldencast’s audited financial statements and related notes as of and for the year ended December 31, 2021 included our definitive proxy statement/final prospectus dated July 7, 2022, and filed by us with the SEC on July 7, 2022.

●	Milk’s and Obagi’s unaudited consolidated financial statements and related notes as of June 30, 2022 and for the six months ended June 30, 2022 and 2021 included elsewhere in this Form 6-K.

●	Milk’s and Obagi’s audited financial statements and related notes as of and for the year ended December 31, 2021 included our definitive proxy statement/final prospectus dated July 7, 2022, and filed by us with the SEC on July 7, 2022.

●	“Waldencast’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this Form 6-K and in our definitive proxy statement/final prospectus dated July 7, 2022, and filed by us with the SEC on July 7, 2022.

●	“Milk’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this Form 6-K and in our definitive proxy statement/final prospectus dated July 7, 2022, and filed by us with the SEC on July 7, 2022

●	“Obagi’s Management Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this Form 6-K and in our definitive proxy statement/final prospectus dated July 7, 2022, and filed by us with the SEC on July 7, 2022

Unaudited Pro Forma Condensed Combined Balance Sheet

As of June 30, 2022

(in thousands, except per share data)

	As of June 30, 2022				Transaction Accounting Adjustments				As of June 30, 2022
	Waldencast Acquisition Corp. (Historical)	Obagi Global Holdings Limited (Adjusted, Note 2)	Milk Makeup LLC (Historical)	Reclassification Adjustments	Debt Refinance		Business Combination adjustments		Pro Forma Combined
ASSETS
Current assets:
Cash and cash equivalents	$100	$6,242	$2,666	$-	45,944	L	$345,313	A	$44,172
							(76,199)	B
							118,000	C
							333,000	D
							(429,975)	E
							103	J
							(300,905)	M
							(117)	N
Restricted cash	.	650	-	-			-		650
Accounts and note receivable, net	-	75,165	6,390	-			-		81,555
Inventories	-	20,789	24,835	-			18,950	E	64,574
Prepaid expenses	282	8,086	-	840			(283)	B	8,925
Other current assets	-	373	-	-	278	L	-		651
Prepaid expenses and other current assets	-	-	453	(453)			-		-
Prepaid supplier	-	-	387	(387)			-		-
Total current assets, net	382	111,305	34,731	-	46,222		7,887		200,527
Investment held in Trust Account	345,313	-	-	-			(345,313)	A	-
Property, plant equipment, net	-	3,640	5,938	-			-		9,578
Intangible assets, net	-	70,096	-	-			533,404	E	603,500
Goodwill	-	44,489	-	-			321,206	E	365,695
Other assets	-	1,274	-	-	832	L	-		2,106
Due from officers	-	-	780	-			(780)	J	-
Total assets	$345,695	$230,804	$41,449	$-	$47,054		$516,404		$1,181,406

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$1,039	$18,323	$6,590	$-			$(5,077)	B	$20,875
Current portion of long-term debt, net	-	22,603		-	(14,824)	L	-		7,779
Tenant allowance liability - current	-	-	161	(161)			-		-
Accrued expenses and other current liabilities	-	-	6,328	(6,328)			-		-
Line of credit	-	-	1,500	-	(1,500)	L			-
Due to related party	155	-	-	-			-		155
Other current liabilities	-	14,417	-	6,489			-		20,906
Total current liabilities	1,194	55,343	14,579	-	(16,324)		(5,077)		49,715
Warrant liabilities	12,552	-	148	(148)			1,500	K	13,904
							(148)	N
Deferred rent - non-current	-	-	1,172	(1,172)			-		-
Tenant allowance liability - non-current	-	-	978	(978)			-		-
Long-term debt, net	-	100,764	-	-	73,689	L			174,453
Deferred income tax liabilities	-	548	-	-	(2,423)	L	72,255	E	70,380
Other liabilities	-	619	-	16,099			(13,801)	B	2,917
Deferred legal fees	13,801	-	-	(13,801)			-		-
Forward purchase agreement liabilities	7,992	-	-	-			(7,992)	D	-
Working Capital Promissory Note – related party	2,100	-	-	-			(1,500)	K	600
Deferred underwriters’ discount	12,075	-	-	-			(12,075)	B	-
Total liabilities	49,714	157,274	16,877	-	54,942		33,162		311,969

COMMITMENTS AND CONTINGENCIES
Class A ordinary shares subject to possible redemption	345,313	-	-	-			(345,313)	F	-
Redeemable Series A preferred units	-	-	44,319	-			(44,319)	F	-
Redeemable Series B preferred units	-	-	26,227	-			(26,227)	F	-
Redeemable Series C preferred units	-	-	46,373	-			(46,373)	F	-
Redeemable Series D preferred units	-	-	30,237	-			(30,237)	F	-
SHAREHOLDERS’ EQUITY
Common units	-	-	-	-			-		-
Common stock	-	4,000	-	-			(4,000)	H	-
Preference shares	-	-	-	-			-		-
Class A ordinary shares	-	-	-	-			1	C	6
							5	D
							3	E
							-	F
							(3)	M
							-	O
Class B ordinary shares	1	-	-	-			(1)	H	-
Class B non-economic voting shares	-	-	-	-			1	E	1
Additional paid-in capital	-	72,822	-	-			117,999	C	802,629
							340,987	D
							371,325	E
							492,469	F
							(125,159)	G
							4,001	H
							(170,410)	I
							(677)	J
							(300,902)	M
							174	O
Accumulated deficit	(49,333)	(2,575)	(122,584)	-	(7,888)	L	(45,528)	B	(102,892)
							125,159	G
							31	N
							(174)	O
Accumulated other comprehensive income (loss)	-	(717)	-	-			-		(717)
Total shareholders’ equity	(49,332)	73,530	(122,584)	-	(7,888)		805,301		699,027
Noncontrolling interest	-	-	-	-	-		170,410	I	170,410
Total Equity	(49,332)	73,530	(122,584)	-	(7,888)		975,711		869,437
Total liabilities and shareholders’ deficit	$345,695	$230,804	$41,449	$-	47,054		$516,404		$1,181,406

Unaudited Pro Forma Condensed Combined Statement of Operations

For the six months ended June 30, 2022

(in thousands, except per share data)

	For the Six Months Ended June 30, 2022				Transaction Accounting Adjustments				For the Six Months Ended June 30, 2022
	Waldencast Acquisition Corp. (Historical)	Obagi Global Holdings Limited (Adjusted, Note 2)	Milk Makeup LLC (Historical)	Reclassification Adjustments	Debt Refinance		Business Combination adjustments		Pro Forma Combined

Net revenue	$-	$99,654	$38,548	$-			$-		$138,202
Cost of goods sold (exclusive of depreciation and amortization shown separately below)	-	22,781	13,365	-			-		36,146
Formation and operating costs	8,401	-	-	-			(8,401)	BB	-
Selling, general and administrative	-	54,520	18,815	-			(6,139)	BB	69,913
							2,717	FF
Research and development	-	3,262	-	-			-		3,262
Depreciation and amortization	-	7,076	1,169	-			6,357	GG	14,602
Income/(loss) from operations	(8,401)	12,015	5,199	-	-		5,466		14,279
Interest income on operating account	(1)	-	-	-			-		(1)
Interest income on marketable securities held in Trust Account	(261)	-	-	-			261	AA	-
Change in fair value of forward purchase agreement liabilities	(5,328)	-	-	-			5,328	HH	-
Change in fair value of warrant liabilities	(8,602)	-	-	-			-		(8,602)
Interest expense, net	-	5,719	21	-	177	II			5,917
Other (income)/expense, net	-	(74)	217	-			(314)	EE	(171)
Total other (income)/expense, net	(14,192)	5,645	238	-	177		5,275		(2,857)
Income/(loss) before income taxes	5,791	6,370	4,961	-	(177)		191		17,136
Income tax expense (benefit)	-	(43)	-	-	1,344	II	(1,069)	CC	232
Net income (loss)	$5,791	$6,413	$4,961	$-	(1,521)		$1,260		$16,904
Net income attributable to noncontrolling interest							3,313	DD	3,313
Net income attributable to controlling interest							-		13,591
Earnings per share (Note 6)
Net income per common share - Basic									$0.16
Weighted average common shares outstanding - Basic									86,460,554
Net income per common share - Diluted									0.15
Weighted average common shares outstanding - Diluted									111,475,855

Unaudited Pro Forma Condensed Combined Statement of Operations

For the year ended December 31, 2021

(in thousands, except per share data)

	For the Year Ended December 31, 2021				Transaction Accounting Adjustments				For the Year Ended December 31, 2021
	Waldencast Acquisition Corp. (Historical)	Obagi Global Holdings Limited (Adjusted, Note 2)	Milk Makeup LLC (Historical)	Reclassification Adjustments	Debt Refinance		Business Combination adjustments		Pro Forma Combined

Net revenue	$-	$178,681	$47,076	$-			$-		$225,757
Cost of goods sold (exclusive of depreciation and amortization shown separately below)	-	42,310	21,781	-			18,950	GG	83,041
Formation and operating costs	9,133	-	-	-			-		9,133
Selling, general and administrative	-	94,457	30,764	-			60,742	BB	191,813
							5,676	FF
							174	JJ
Research and development	-	6,991	-	-			-		6,991
Depreciation and amortization	-	13,580	1,975	-			12,744	GG	28,299
Income/(loss) from operations	(9,133)	21,343	(7,444)	-	-		(98,286)		(93,520)
Interest income on operating account	(1)	-	-	-			-		(1)
Interest income on marketable securities held in Trust Account	(52)	-	-	-			52	AA	-
Offering expenses related to warrant issuance	719	-	-	-			-		719
Change in fair value of forward purchase agreement liabilities	1,665	-	-	-			(1,665)	HH	-
Change in fair value of warrant liabilities	2,964	-	-	-			-		2,964
Loss on Extinguishment of Debt	-	2,317	-	-	10,311	II	-		12,628
Gain on PPP Loan forgiveness	-	(6,824)	-	-			-		(6,824)
Interest expense, net	-	11,158	18	-	993	II	-		12,169
Other (income)/expense, net	-	194	385	-			(1,421)	EE	(842)
Total other (income)/expense, net	5,295	6,845	403	-	11,304		(3,034)		20,813
Income/(loss) before income taxes	(14,428)	14,498	(7,847)	-	(11,304)		(95,252)		(114,333)
Income tax expense (benefit)	-	11,131	-	-	199	II	(18,329)	CC	(6,999)
Net (loss) income	$(14,428)	$3,367	$(7,847)	$-	(11,503)		$(76,923)		$(107,334)
Net loss attributable to noncontrolling interest							(19,107)	DD	(19,107)
Net loss attributable to controlling interest							-		(88,227)
Earnings per share (Note 6)
Net loss per common share - Basic and Diluted									$(1.02)
Weighted average common shares outstanding - Basic and Diluted									86,460,554

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Note 1. Basis of pro forma presentation

The unaudited pro forma condensed combined financial statements have been prepared assuming the Business Combination is accounted for using the acquisition method of accounting with Waldencast as the acquiring entity. Under the acquisition method of accounting, Waldencast’s assets and liabilities will retain their carrying values and the assets and liabilities associated with Milk and Obagi will be recorded at their fair values measured as of the acquisition date. The excess of the purchase price over the estimated fair values of the net assets acquired, if applicable, will be recorded as goodwill. The acquisition method of accounting is based on ASC 805 and uses the fair value concepts defined in ASC Topic 820, Fair Value Measurements (“ASC 820”). In general, ASC 805 requires, among other things, that assets acquired, and liabilities assumed be recognized at their fair values as of the acquisition date by Waldencast, who was determined to be the accounting acquirer.

ASC 820 defines fair value, establishes a framework for measuring fair value, and sets forth a fair value hierarchy that prioritizes and ranks the level of observability of inputs used to develop the fair value measurements. Fair value is defined in ASC 820 as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.” This is an exit price concept for the valuation of the asset or liability. In addition, market participants are assumed to be buyers and sellers in the principal (or the most advantageous) market for the asset or liability. Fair value measurements for a non-financial asset assume the highest and best use by these market participants. Many of these fair value measurements can be highly subjective, and it is possible that other professionals applying reasonable judgment to the same facts and circumstances, could develop and support a range of alternative estimated amounts.

The transaction accounting adjustments represent management’s estimates based on information available as of the date of the filing of the condensed combined financial information and do not reflect possible adjustments related to restructuring or integration activities that have to be determined.

The accompanying unaudited pro forma condensed combined financial information was prepared using the acquisition method of accounting in accordance with ASC 805 and are based on certain currently available information and certain assumptions and methodologies that Waldencast believes are reasonable under the circumstances. The unaudited condensed transaction accounting adjustments, which are described in the accompanying notes, may be revised as additional information becomes available. Therefore, it is likely that the actual adjustments will differ from the transaction accounting adjustments and it is possible the differences may be material. Waldencast believes that its assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the Business Combination based on information available to management at this time and that the transaction accounting adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial information.

The historical financial statements have been adjusted in the unaudited pro forma condensed combined financial information to reflect transaction accounting adjustments in connection with the Business Combination as well as the Obagi China Distribution.

The unaudited pro forma condensed combined balance sheet as of June 30, 2022, assumes that the Business Combination occurred on June 30, 2022. The unaudited pro forma condensed combined statements of operations for the period for the six months ended June 30, 2022 and year ended December 31, 2021, present pro forma effect to the Business Combination as if it had been completed on January 1, 2021. These periods are presented on the basis of Waldencast being the accounting acquirer. The pro forma basic and diluted loss per share amounts presented in the unaudited pro forma condensed combined statement of operations are based upon the number of Class A ordinary shares outstanding, assuming the Business Combination and related transactions occurred on January 1, 2021.

Note 2. Description of the Business Combination

Pursuant to the Transaction Agreements, Obagi owners received a combination of cash and Class A ordinary shares in Waldencast plc and Milk owners received a combination of cash, partnership interest of Waldencast LP and Class B non-economic voting shares. The Business Combination was structured as an Up-C transaction, whereby the Milk shareholders as the Milk Members retained common units in Milk, which hold the net assets of Milk and Obagi. The Milk Members received approximately 19.6% of the economic interests in Waldencast LP.

The transaction occurred as follows: Obagi merged into Holdco 1 and became an indirect subsidiary of Waldencast plc, Milk was acquired by Waldencast through Waldencast LP and Holdco 1 acquiring the Milk Membership Units (organized as an “Up-C”) through a subsidiary, and the Obagi assets was contributed to the Milk Up-C structure.

Below is a diagram of the final structure of the transaction:

Common shareholders
Warrant Holders
PIPE Investors
Members of Sponsor / Investor Directors
Beauty Ventures LLC
Waldencast plc
Obagi Holdco 1 Limited
Milk Investors
Redeemable Units
Waldencast Cayman LLC
Waldencast Partners LP
Obagi Holdco 2 Limited
Milk Makeup LLC
Obagi Global Holdings Limited
Obagi Holdings Company Limited
Obagi Cosmeceuticals LLC
Obagi Netherlands B.V.
Obagi AsiaPac Limited

Obagi China Distribution

In connection with the Obagi Merger, Obagi carved out its businesses located in China – Obagi Shanghai Cosmeceuticals Co. Ltd., Obagi Xi’an Pharmaceuticals Technology Co., Ltd., and Obagi Hong Kong Limited. The adjusted Obagi results include adjustments to eliminate the assets, liabilities and operations of China businesses that was distributed to Cedarwalk prior to closing of the Obagi Merger.

Below is a summary of the carve-out adjustments recorded against the historical financial statements of Obagi to eliminate the assets, liabilities and operations of the Obagi China Businesses:

Condensed Consolidated Balance Sheet as of June 30, 2022

($ in thousands, except share data)	Obagi Global Holdings Limited (Historical)	China Carve-Out Adjustments	Obagi Global Holdings Limited (Adjusted)
ASSETS
Current assets:
Cash and cash equivalents	$6,742	$(500)	$6,242
Restricted cash	650	-	650
Accounts and note receivable, net	77,665	(2,500)	75,165
Inventories	27,586	(6,797)	20,789
Prepaid expenses	8,086	-	8,086
Other current assets	374	-	374
Total current assets	121,103	(9,797)	111,306
Property, plant equipment, net	3,777	(138)	3,639
Intangible assets, net	73,069	(2,973)	70,096
Goodwill	44,489	-	44,489
Other assets	1,274	-	1,274
Total assets	$243,712	$(12,908)	$230,804
LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$18,323	$-	$18,323
Current portion of long-term debt, net	22,603	-	22,603
Other current liabilities	14,417	-	14,417
Total current liabilities	55,343	-	55,343
Long-term debt, net	100,764	-	100,764
Deferred income tax liabilities	548	-	548
Other liabilities	619	-	619
Total liabilities	157,274	-	157,274
Shareholder’s equity
Common stock, 25,000,000 shares authorized; $0.50 par value; 8,000,002 shares issued and outstanding as of June 30, 2022 and December 31, 2021	4,000	-	4,000
Additional paid-in capital	100,113	(27,291)	72,822
Accumulated deficit	(17,713)	15,138	(2,575)
Accumulated other comprehensive income (loss)	38	(755)	(717)
Total shareholders’ equity (deficit)	86,438	(12,908)	73,530
TOTAL LIABILITIES AND SHAREHOLDER’S EQUITY (DEFICIT)	$243,712	$(12,908)	$230,804

Condensed Consolidated Statements of Operations for the six months ended June 30, 2022

($ in thousands)	Obagi Global Holdings Limited (Historical)	China Carve-Out Adjustments	Obagi Global Holdings Limited (Adjusted)
Net revenue	$106,440	$(6,786)	$99,654
Cost of goods sold (exclusive of depreciation and amortization shown separately below)	24,701	(1,920)	22,781
Selling, general and administrative	68,418	(13,898)	54,520
Research and development	3,262	-	3,262
Depreciation and amortization	7,369	(293)	7,076
Total operating expenses	103,750	(16,111)	87,639
Operating (loss) income	2,690	9,325	12,015
Interest expense	5,719	-	5,719
Other expense, net	(74)	-	(74)
(Loss)/Income before income taxes	(2,955)	9,325	6,370
Income tax expense (benefit)	(40)	(3)	(43)
Net (loss)/income	$(2,915)	$9,328	$6,413

Condensed Consolidated Statements of Operations for the year ended December 31, 2021

($ in thousands)	Obagi Global Holdings Limited (Historical)	China Carve-Out Adjustments	Obagi Global Holdings Limited (Adjusted)
Net revenue	$206,069	$(27,388)	$178,681
Cost of goods sold (exclusive of depreciation and amortization shown separately below)	48,708	(6,398)	42,310
Selling, general and administrative	118,243	(23,786)	94,457
Research and development	6,991	-	6,991
Depreciation and amortization	14,053	(473)	13,580
Total operating expenses	187,995	(30,657)	157,338
Operating income	18,074	3,269	21,343
Interest expense	11,156	2	11,158
Loss on Extinguishment of Debt	2,317	-	2,317
Gain on PPP Loan forgiveness	(6,824)	-	(6,824)
Other expense, net	194	-	194
Income before income taxes	11,231	3,267	14,498
Income tax expense (benefit)	11,301	(170)	11,131
Net (loss) income	$(70)	$3,437	$3,367

2022 Credit Agreement

On June 24, 2022, Waldencast entered into a credit agreement (the “2022 Credit Agreement”) with a syndicate of lenders led by JPMorgan Chase Bank, N.A., as administrative agent. The 2022 Credit Agreement provided the combined company with a term loan of $175.0 million (the “Term Loan”) and a revolving credit facility of $11.1 million with a borrowing capacity up to $50.0 million (the “Revolver”), for a total outstanding balance of $186.1 million at Closing.

The Term Loan and the Revolver will mature within four (4) years of the Closing of the Business Combination. Borrowings under the Term Loan were used to, among other things, repay outstanding amounts under, and terminate, the existing credit facilities of Obagi and Milk.

Waldencast is currently evaluating the accounting for the debt refinancing but has assumed that debt extinguishment accounting is applied for pro forma purposes. Depending on the completion of such analysis, there may be changes in the amount of estimated debt extinguishment gains or losses. However, such changes are not expected to be material. Refer to adjustments (L) and (II) for the impact of the 2022 Credit Agreement on the Unaudited Pro Forma Condensed Combined Balance Sheet as of June 30, 2022 and Unaudited Pro Forma Condensed Combined Statement of Operations for the six months ended June 30, 2022 and year ended December 31, 2021.

Note 3. Accounting Policies

Management has performed an initial review of the accounting policies of each entity to conform the accounting policies to those of Waldencast, the accounting acquirer. In doing so, management identified presentation differences that would have an impact on the unaudited pro forma condensed combined financial information and recorded necessary adjustments. In addition, adjustments were made to the historical presentation of the statement of operations and balance sheets of Obagi and Milk to conform to the financial statement presentation Waldencast.

Management will perform a comprehensive review of accounting policies for each entity and conform them to the accounting policies of Waldencast as the accounting acquirer. As a result of the review, management may identify differences between the accounting policies of the entities which, when conformed, could have a material impact on the financial statements of the post-combination company.

Note 4. Adjustments to Pro Forma Condensed Combined Balance Sheet

Explanations of the adjustments to the pro forma balance sheet are as follows:

(A)	Reflects the reclassification of $345.3 million of cash and cash equivalents and investments held in the Trust Account that becomes available for transaction consideration, transaction expenses, underwriting commission, redemption of Waldencast public shares, and the operating activities of Waldencast following the Business Combination.

(B)	Reflects the payment of $76.2 million in estimated transaction costs, net of the relief of prepaid transaction costs of $0.3 million, out of the total estimated transaction costs of approximately $88.5 million, comprised of advisory, banking, printing, legal, and accounting fees and equity issuance costs that are expensed as a part of the Business Combination. Of the $76.2 million of payment in estimated transactions costs, $18.9 million was previously accrued, $12.1 million was recorded as deferred underwriting and the remaining balance of $45.5 million is expensed through Accumulated Deficit, all of which were partially offset by the relief of prepaid transaction costs of $0.3 million.

(C)	Reflects the gross cash proceeds of $118.0 million generated from the PIPE Financing through the issuance of 11,800,000 shares of Class A ordinary shares to the private investors and allocated to Class A ordinary shares and Additional paid-in-capital using a par value of $0.0001 per share and a purchase price of $10.00 per share, respectively.

(D)	Reflects the gross proceeds from the Sponsor and Beauty Ventures in the amount of $160.0 million and $173.0 million, respectively and allocated to Waldencast Class A ordinary shares and Additional paid-in capital using a par value of $0.0001 per shares and a purchase of $10.00 and the settlement of Waldencast’s related Forward Purchase Transaction liability of $13.3 million through the issuance of Class A shares.

(E)	Represents the purchase price allocation adjustments resulting from the Business Combination. The calculation of the purchase price and allocation to assets acquired and liabilities assumed is preliminary. The preliminary allocation to assets and liabilities is based on estimates, assumptions, valuations, and other studies that have not progressed to a stage where there is sufficient information to make a definitive calculation. Accordingly, the purchase price allocation reflected in the unaudited transaction accounting adjustments will remain preliminary until Waldencast determines the final purchase price and the fair values of assets acquired and liabilities assumed. The final determination of the purchase price and related allocation is anticipated to be completed as soon as practicable after the completion of the Business Combination. Potential differences may include, but are not limited to, changes in allocation to intangible assets and change in fair value of financing receivable, deferred tax liability, and property and equipment. Equity consideration was calculated using a $8.72 share price as of the close of the transaction.

The following summarizes the purchase price accounting pro forma adjustments made to the unaudited pro forma condensed combined balance sheet as of June 30, 2022, net of reversals of any historical amounts:

($ in thousands)	Milk	Obagi	Total
Cash consideration	$112,500	$317,475	$429,975
Inventory fair value	9,263	9,687	18,950
Intangibles	141,500	391,904	533,404
Deferred Tax Liability	-	72,255	72,255
Goodwill	136,382	184,824	321,206
Additional paid-in-capital	174,644	196,681	371,325

Obagi Purchase Price Allocation

The following is a preliminary estimate of the fair value of consideration for Obagi and a preliminary purchase price allocation in connection with the Business Combination.

($ in thousands)
Equity consideration	$246,231
Cash consideration to Sellers	327,500
Cash consideration reduction related to Conditional Consent, Waiver & Acknowledgment	(10,025)
Fair value of vested roll-over equity awards	26,544
Repayment of debt	123,367
Total purchase consideration	$713,617
Cash and cash equivalents	6,242
Restricted cash	650
Accounts and notes receivable, net	75,165
Inventories	30,475
Prepaid expenses	8,086
Other current assets	374
Property, plant and equipment, net	3,777
Intangible assets, net	462,000
Goodwill	229,313
Deferred income taxes	-
Other assets	1,274
Accounts payable	(18,323)
Other current liabilities	(14,417)
Current portion of long-term debt, net	-
Long-term debt, net	-
Deferred tax liability	(70,380)
Other liabilities	(619)
Fair value of net assets acquired from Obagi	$713,617

Purchase Consideration: The estimated value of the Obagi rollover equity awards attributable to pre-combination service as of Closing of $26.5 million was included in the total purchase consideration. As part of the Obagi China Distribution, Waldencast and Cederwalk Skincare Ltd. entered into the Conditional Consent, Waiver and Acknowledgment Agreement whereby the parties agreed that any inventory on hand purchased by Obagi on behalf of the Obagi China Businesses would be settled at close via a reduction in the cash consideration paid to the Obagi sellers by Waldencast. The reduction in the cash consideration amounted to $10.0 million as of Closing.

Inventories: Obagi’s inventory is mainly comprised of finished goods, as Obagi leverages contract manufacturers to source, manufacture and package its products. Obagi carries minimal WIP inventory as (i) an assortment of finished goods that are grouped together by third-party packagers and sold as kits, and (ii) certain raw materials are purchased on behalf of certain contract manufacturers. The fair value of the finished goods was determined using the comparative sales method, which utilizes the actual or expected selling prices of finished goods to customers as a basis for determining fair market values of those finished goods.

Intangible Assets: The following describes intangible assets that may be identified that met either the separability criterion or the contractual-legal criterion described in ASC 805, and the anticipated valuation approach. The trademarks represent the over-arching name of all Obagi’s products and is valued using a relief from royalty method. Formulations developed by Obagi differentiate them from others in the market and are valued using the relief from royalty method. The customer lists represent the relationships that Obagi has with partners, resulting in distribution covering over 60 countries around the world, also valued using a relief from royalty method. The licensing agreements give Obagi the right to use certain IP assets of Rohto Pharmaceutical, as well as allowing Rohto to use the Obagi name for products they manufacture and distribute in Japan for which Obagi receives a royalty. The licensing agreements are valued using the discounted cash flow method.

($ in thousands, except for weighted average useful life)	Weighted average useful life (years)	Fair value	Amortization expense for the six months ended June 30, 2022	Amortization expense for the year ended December 31, 2021
Trade name/trademark	Indefinite	$297,000	$-	$-
Licensing agreements	10	132,000	6,600	13,200
Formulations	10	10,000	500	1,000
Customer / distributor relationships	10	23,000	1,150	2,300
Reversal of historical balance and amortization	N/A	(70,096)	(6,756)	(13,469)
Total Adjustment		$391,904	$1,494	$3,031

Deferred Tax Liability: This adjustment reflects the establishment of deferred tax liabilities on the Obagi fair value purchase accounting adjustments, resulting in an ending deferred tax liability balance of $70.4 million. Note that this deferred tax liability is a sufficient source of income to realize the historical Obagi deferred tax assets and these adjustments include the release of the historical Obagi valuation allowance of $14.3 million. The unaudited pro forma condensed combined financial information does not reflect the income tax effects of the Milk pro forma adjustments as any change in the deferred tax balance would be offset by an increase in the valuation allowance given that Milk has incurred cumulative losses in recent years.

Goodwill: Goodwill represents Obagi’s assembled workforce, as well as the future economic benefits arising from the results of the business combination that will enhance Obagi products available to both new and existing customers, and increase its competitive position. The pro forma adjustment of $184.8 million reflects the goodwill generated from the Obagi Merger of $229.3 million, net of the elimination of historical Obagi goodwill of $44.5 million.

Milk Purchase Price Allocation

The following is a preliminary estimate of the fair value of consideration for Milk transferred and a preliminary purchase price allocation in connection with the Business Combination.

($ in thousands)
Equity consideration	$184,029
Cash consideration to Sellers	112,500
Fair value of vested roll-over equity awards	5,912
Equity based compensation treated as consideration (Acceleration of Awards)	8,599
Repayment of debt	1,500
Total purchase consideration	$312,540
Cash	2,769
Accounts receivable, net	6,390
Inventories	34,098
Prepaid expenses and other current assets	453
Prepaid supplier	387
Property, plant equipment, net	5,938
Intangible assets, net	141,500
Goodwill	136,382
Accounts payable	(6,590)
Tenant allowance liability - current	(161)
Accrued expenses and other current liabilities	(6,328)
Line of credit	-
Warrant liabilities	(148)
Deferred rent - non-current	(1,172)
Tenant allowance liability - non-current	(978)
Fair value of net assets acquired from Milk	$312,540

Purchase Consideration: The equity consideration of $184.0 million reflects the fair value of the Milk Members’ noncontrolling economic interest in Waldencast LP Common Units, which will be redeemable at the option of the holder of such units, and if such option is exercised, will be exchangeable, at the option of Waldencast plc, for an equal number of Waldencast plc Class A ordinary shares or cash (together with the cancellation of an equal number of shares of voting, Waldencast plc Non-Economic ordinary shares) into Waldencast plc Class A ordinary shares on a 1-for-1 basis. $8.6 million of total purchase consideration relates to the acceleration of equity awards for certain Milk executives. Of that amount, $1.7 million relates to equity awards with a performance component based on Milk’s value at Closing. The $1.7 million is based on the achievement of performance objectives that will result in 33% of the objective achieved. As such, 33% of the awards were accelerated. The remaining 67% of the performance awards were forfeited.

Inventories: Milk utilizes contract manufacturers to source, manufacture, and package its products. Thus, Milk primarily holds finished goods inventory. The fair value of the finished goods was determined using the comparative sales method, which utilizes the actual or expected selling prices of finished goods to customers as a basis for determining fair market values of those finished goods.

Intangible Assets: The following describes intangible assets that may be identified that met either the separability criterion or the contractual-legal criterion described in ASC 805, and the anticipated valuation approach. The trademarks represent Milk’s increasing brand presence in the cosmetics and skincare market and is valued using a relief from royalty method. Formulations developed by Milk represent their proprietary formulas in their products, and they are upgraded every 3-5 years. The formulations are valued using the relief from royalty method. The customer/distributor relationships are mainly consisted of Milk’s relationship with Sephora, its key distributor. Sales directly to Sephora accounts for approximately 69% of gross revenue and sales indirectly to Sephora through major retailer distribution arrangements accounts for approximately 20% of gross revenue. The customer/distributor relationships are valued using the distributor method.

The unaudited pro forma condensed combined financial information does not reflect the income tax effects of the Milk pro forma adjustments as any change in the deferred tax balance would be offset by an increase in the valuation allowance given that Milk has incurred cumulative losses in recent years.

($ in thousands, except for weighted average useful life)	Weighted average useful life (years)	Fair value	Amortization expense for the six months ended June 30, 2022	Amortization expense for the year ended December 31, 2021
Trade name/trademark	15	$126,000	$4,200	$8,400
Formulations	6	1,500	125	250
Customer / distributor relationships	13	14,000	538	1,077
Reversal of historical balance and amortization	N/A	-	-	(14)
Total		$141,500	$4,863	$9,713

Goodwill: Goodwill of $136.4 million represents the Company’s assembled workforce, as well as the future economic benefits arising from the results of the business combination that will enhance the Company’s products available to both new and existing customers, and increase the Company’s competitive position.

(F)	Reflects the reclassification of $345.3 million of Waldencast Class A ordinary shares subject to possible redemption from temporary equity to permanent equity and $147.2 million related to the settlement of Milk Preferred Units into additional paid in capital of the combined company.

(G)	Represents the elimination of the historical accumulated deficit of Obagi and Milk of $2.6 million and $122.6 million, respectively, into additional paid in capital of the combined company as part of the purchase accounting adjustments.

(H)	Reflects the settlement of Obagi’s historical equity into additional paid in capital of $4.0 million.

(I)	Represents the transaction accounting adjustments to record the noncontrolling interest in Milk LLC of $170.4 million, which is calculated based on the noncontrolling interest percentage of 19.6% multiplied by the pro forma net assets of the combined company.

(J)	Represents the stock settlement of amounts due from officer of $0.7, which reduced the equity consideration to Milk by 67,778 Class A ordinary shares, and cash settlement of amounts due from officers of $0.1 million.

(K)	Represents the conversion of the Working Capital Loan into warrants.

(L)	Represents the proceeds from the 2022 Credit Agreement, net of unamortized debt issuance costs, repayment of historical Obagi and Milk debts, elimination of historical Obagi debt issuance costs and payment of payment of exit fees from the extinguishment of historical Obagi debt as further shown below:

($ in thousands)	Total
New debt	186,117
New debt issuance costs (contra-liability)	(3,884)
New debt issuance costs (asset)(1)	(1,110)
Repayment of historical Obagi debt(2)	(127,351)
Obagi debt exit fee(2)	(6,327)
Repayment of historical Milk Debt	(1,500)
Impact to Cash and Cash Equivalents	45,944
Elimination of historical Obagi debt issuance costs (3)	(3,984)
Obagi debt exit fee(2)	(6,327)
Deferred tax liability	2,423
Total Impact to Accumulated Deficit	(7,888)

	Current	Long-term	Total
New debt issuance costs (asset) (1)	278	832	1,110
Total impact to Assets	278	832	1,110

	Current	Long-term	Total
Repayment of historical Obagi debt	(25,125)	(102,226)	(127,351)
Elimination of historical Obagi debt issuance costs (3)	2,522	1,462	3,984
Deferred tax liability	-	(2,423)	(2,423)
Repayment of historical Milk debt	(1,500)	-	(1,500)
New debt	8,750	177,367	186,117
New debt issuance costs (contra-liability)	(971)	(2,913)	(3,884)
Total impact to liabilities	(16,324)	71,266	54,942

(1)	The new debt issuance costs related to the Revolver of approximately $1.1 million are classified as a deferred asset.

(2)	As of Closing, the proceeds from the new debt of were used to 1) repay Obagi’s historical debt, which had an outstanding balance of $128.8 million 2) pay accrued interest expense of $0.8 million, and 3) pay an exit fee of $6.3 million, which is reflected as part of Loss on Extinguishment of Debt on the Unaudited Pro Forma Condensed Combined Statement of Operations for the year ended December 31, 2021, represented by adjustment (II).

(3)	The elimination of historical Obagi debt issuance costs is reflected as part of Loss on Extinguishment of Debt on the Unaudited Pro Forma Condensed Combined Statement of Operations for the year ended December 31, 2021, represented by adjustment (II).

(M)	Reflects the redemption of 30,021,946 public shares for aggregate redemption payments of $300.9 million allocated to Class A ordinary shares and Additional Paid-In Capital using a par value $0.0001 per share and a redemption price of $10.02 per share, respectively.

(N)	Reflects the cash settlement of Milk’s warrants.

(O)	Reflects the issuance of additional 20,000 Class A ordinary shares to investor directors at Closing.

Note 5. Adjustments to Pro Forma Condensed Combined Statements of Operations

Explanations of the adjustments to the pro forma statement of operations are as follows:

(AA)	Represents the elimination of investment income related to the marketable securities held in the Trust Account.

(BB)	Reflects the total estimated transaction costs expensed as a part of the Business Combination in the statement of operations for the year ended December 31, 2021. Transaction costs are reflected as if incurred on January 1, 2021, the date the Business Combination is deemed to have occurred for the purposes of the unaudited pro forma condensed statement of operations.

(CC)	For the six month period ended June 30, 2022, this adjustment reflects the estimated income tax effect of the pro forma adjustments. The tax effect of the pro forma adjustments was calculated using the historical statutory rates in effect for the periods presented. The tax effect does not reflect the income tax effects of the Milk pro forma adjustments as any deferred tax effect would be offset by an increase in the valuation allowance given that Milk has incurred cumulative losses in recent years. Transaction costs expected to be incurred in connection with the Business Combination have not been assessed for deductibility for income tax purposes and accordingly are assumed to be nondeductible for pro forma purposes. For the year ended December 31, 2021, this adjustment reflects (1) the removal of the 2021 Obagi valuation allowance of $14.3 million that was recorded in 2021 and will be removed as a proforma adjustment due to the company being able realize its deferred tax assets after including purchase accounting deferred tax liabilities, and (2) the estimated income tax effect of the pro forma adjustments. The tax effect of the pro-forma adjustments was calculated using the historical statutory rates in effect for the periods presented. The tax effect does not reflect the income tax effects of the Milk pro forma adjustments as any deferred tax effect would be offset by an increase in the valuation allowance given that Milk has incurred cumulative losses in recent years. Transaction costs expected to be incurred in connection with the business combination transactions have not been assessed for deductibility for income tax purposes and accordingly are assumed to be nondeductible for pro forma purposes.

(DD)	Reflects noncontrolling interest in Milk. For the six months ended June 30, 2022, net income attributable to noncontrolling interest was $3.3 million. For the year ended December 31, 2021, net loss attributable to noncontrolling interest was $19.1 million.

(EE)	Obagi Worldwide entered into the IP License Agreement with Obagi Hong Kong, which requires Obagi Hong Kong to pay Obagi a royalty of 5.5% on gross sales of licensed products and services, less taxes and refunded returns. This adjustment reflects royalty income of $0.3 million and $1.4 million that would have been received for the six months ended June 30, 2022 and year ended December 31, 2021, respectively.

(FF)	Reflects the incremental fair value of unvested equity awards that will roll over into equity awards of Waldencast. The fair value was measured and recorded using the Black-Scholes model using the assumed stock price of Waldencast shares at Closing of $8.72 and the exercise price of the original awards converted based on the contractual exchange ratios for the rollover.

(GG)	Reflects the incremental amortization expense and cost of goods sold related to the fair value adjustments for intangible assets and inventory for both Milk and Obagi. Refer to the tables below show the breakout of each of these adjustments:

	Intangible Assets Adjustments
($ in thousands)	Amortization expense for the six months ended June 30, 2022	Amortization expense for the year ended December 31, 2021
Obagi
Trade name/trademark	$-	$-
Licensing agreements	6,600	13,200
Formulations	500	1,000
Customer / distributor relationships	1,150	2,300
Reversal of historical amortization of intangible assets	(6,756)	(13,469)
Milk
Trade name/trademark	4,200	8,400
Formulations	125	250
Customer / distributor relationships	538	1,077
Reversal of historical amortization of intangible assets	-	(14)
Total	$6,357	$12,744

	Inventory Adjustments
($ in thousands)	Cost of goods sold for the six months ended June 30, 2022	Cost of goods sold for the year ended December 31, 2021
Milk	$-	$9,263
Obagi	$-	$9,687
Total	$-	$18,950

(HH)	Represents the elimination of the fair value adjustment as Waldencast’s Forward Purchase Transaction liability will be settled in connection with the Business Combination.

(II)	Represents differences in interest expense and amortization of debt issuance costs and a one-time charge to Loss on Extinguishment of Debt on the Unaudited Pro Forma Condensed Combined Statement of Operations for the year ended December 31, 2021, as a result of incurring new debt under the 2022 Credit Agreement and extinguishing historical Obagi debt under the 2021 Credit Agreement. The interest rate of the new debt is 5.9%, which is the sum of the Term SOFR rate of 2.3%, plus 0.1% (“Adjusted Term SOFR Rate”) and the Applicable Rate of 3.5%, as defined in the 2022 Credit Agreement.

($ in thousands)	Interest expense for the six months ended June 30, 2022	Interest expense for the year ended December 31, 2021
Elimination of historical Obagi interest expense and amortization of debt issuance costs	$(5,719)	$(11,158)
Interest expense and amortization of debt issuance costs on new debt	5,896	12,151
Income tax expense attributed to the elimination of historical Obagi interest expense and amortization of debt issuance costs	1,344	2,622
Transaction Accounting Adjustment	$1,521	$3,615

A 0.125% change in the floating rate would result in the following additional expense by period:

Borrowing Type	Total outstanding principal as of Closing	Change in floating rate	Interest expense for the year ended December 31, 2021	Interest expense for the six months ended June 30, 2022
Term Loan	175,000	0.125%	219	55
Revolver	11,117	0.125%	14	3

(JJ)	Reflects the compensation cost associated with the issuance of additional 20,000 Waldencast plc Class A ordinary shares to investor directors at Closing.

Note 6. Pro Forma Earnings Per Share Information

As a result of the Business Combination, for the six months ended June 30, 2022, the pro forma basic number of shares is reflective of 86,460,554 Waldencast plc Class A ordinary shares outstanding. The diluted number of shares is reflective of 111,475,855 Waldencast plc Class A ordinary shares after giving effect to the conversion of Waldencast plc Class B ordinary shares (and exchange of the related noncontrolling interests) and certain dilutive stock compensation awards. For the year ended December 31, 2021, both the pro forma basic and diluted number of shares are reflective of 86,460,554 Waldencast plc Class A ordinary shares outstanding because all potentially dilutive securities are antidilutive due to the pro forma net loss.

(in thousands, except share data)	Six Months Ended June 30, 2022	Year Ended December 31, 2021
Pro forma net income/(loss) attributable to Waldencast	$13,591	$(88,227)
Weighted average shares of Class A ordinary shares outstanding - basic	86,460,554	86,460,554
Net income/(loss) per share - basic	$0.16	$(1.02)

(in thousands, except share data)	Six Months Ended June 30, 2022	Year Ended December 31, 2021
Pro forma net income/(loss) attributable to Waldencast	$13,591	$(88,227)
Plus: additional income, net of estimated taxes, upon conversion of noncontrolling interests and Class B non-economic voting shares	3,313	-
Pro forma net income/(loss) for dilutive purposes	$16,904	$(88,227)
Weighted average pro forma shares of Class A ordinary shares outstanding	86,460,554	86,460,554
Plus: additional shares upon conversion of noncontrolling interests and Class B non-economic voting shares	21,104,225	-
Plus: dilutive effect of stock compensation awards	3,911,076	-
Weighted average pro forma shares of Class A ordinary shares outstanding - diluted	111,475,855	86,460,554
Net income/(loss) per share - diluted	$0.15	$(1.02)

Earnings per share (“EPS”) exclude warrants that would be anti-dilutive to pro forma EPS. Below is a summary of anti-dilutive instruments that were excluded from the pro forma EPS for the six months ended June 30, 2022 and year ended December 31, 2021:

	Six Months Ended June 30, 2022	Year Ended December 31, 2021
Public Warrants (IPO)	11,500,000	11,500,000
Private Placement Warrants (Founder)	5,933,333	5,933,333
Warrants (Sponsor Forward Purchase Agreement)	5,333,333	5,333,333
Warrants (3rd Party Forward Purchase Agreement)	5,766,666	5,766,666
Warrants (Working Capital Loan)(1)	1,000,000	1,000,000

(1)	During the year ended December 31, 2021, certain Waldencast officers and directors loaned Waldencast funds in the form of promissory notes for working capital needs. At Closing, the notes will be converted into warrants at a price of $1.50 per warrant. Such warrants will be identical to the Private Placement Warrants. The warrants have been reflected in the pro forma financial statements (See adjustment K above). The warrants are anti-dilutive at Closing and do not impact dilutive EPS.

SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following summary unaudited pro forma condensed combined financial data (the “summary pro forma data”) gives effect to the Business Combination contemplated by the Business Combination Agreement described in the section entitled “Unaudited Pro Forma Condensed Combined Financial Information.”

The summary unaudited pro forma condensed combined balance sheet data as of June 30, 2022 gives pro forma effect to the Business Combination as if it had occurred on June 30, 2022. The summary unaudited pro forma condensed combined statement of operations data for the six months ended June 30, 2022 and for the year ended December 31, 2021 gives pro forma effect to the Business Combination as if it had occurred on January 1, 2021.

The summary pro forma data have been derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial information of the combined company appearing elsewhere in this Form 6-K and in our definitive proxy statement/final prospectus dated July 7, 2022, and filed by us with the SEC on July 7, 2022 (including the accompanying notes). The unaudited pro forma condensed combined financial information is based upon, and should be read in conjunction with, the historical financial statements of Waldencast, Obagi and Milk and related notes included in this Form 6-K and in our definitive proxy statement/final prospectus dated July 7, 2022, and filed by us with the SEC on July 7, 2022. The summary pro forma data have been presented for informational purposes only and are not necessarily indicative of what the combined company’s financial position or results of operations actually would have been had the Business Combination been completed as of the dates indicated. In addition, the summary pro forma data do not purport to project the future financial position or operating results of the combined company.

The following table presents summary pro forma data after giving effect to the Business Combination:

(in thousands, except share and per share data)	Pro Forma Combined

Summary Unaudited Pro Forma Condensed Combined Statement of Operations Six Months June 30, 2022
Revenue	138,202
Net income	16,904
Pro forma adjusted EBITDA	32,448
Net income per share - basic	0.16
Weighted-average common shares outstanding - basic	86,460,554
Net income per share - diluted	0.15
Weighted-average common shares outstanding - diluted	111,475,855

Summary Unaudited Pro Forma Condensed Combined Statement of Operations Year Ended December 31, 2021
Revenue	225,757
Net loss	(107,334)
Pro forma adjusted EBITDA	38,772
Net loss per share - basic and diluted	(1.02)
Weighted-average common shares outstanding - basic and diluted	86,460,554

Summary Unaudited Pro Forma Condensed Combined Balance Sheet as of June 30, 2022
Total assets	1,181,406
Total liabilities	311,969
Total equity	869,437

We believe that pro forma adjusted EBITDA is useful to investors as a means of evaluating operating performance and reflects the EBITDA of Waldencast, Obagi, and Milk on a combined basis. Pro forma adjusted EBITDA is a non-GAAP measure, which is an addition to, and not a substitute for or superior to, measures of financial performance prepared in accordance with GAAP and should not be considered as alternatives to performance measures derived in accordance with GAAP. Non-GAAP financial measures as used by us may not be comparable to similarly titled amounts used by other companies.

We believe these non-GAAP financial measures:

●	reflect the ongoing business of the combined company in a manner that allows for meaningful period-to-period comparison and analysis of trends in its business, as they exclude certain non-recurring income and expense that do not occur regularly as part of the normal activities;

●	provide useful information in understanding and evaluating the underlying sustainable performance of the combined business across periods; and

●	provide a normalized view of the operating performance of the combined business by excluding items that are either noncash or infrequently occurring in nature.

Pro forma adjusted EBITDA is one of the primary measures management of the combined company will use for planning and budgeting processes, and to monitor and evaluate financial and operating results.

Pro forma adjusted EBITDA gives effect to the Business Combination (including the China Distribution) as if it had been consummated on January 1, 2021.

The table below presents our pro forma adjusted EBITDA reconciled to our net Income/(loss), the closest GAAP measure for the period indicated:

(in thousands)	Six months ended June 30, 2022	Year ended December 31, 2021
Pro Forma Net Income (Loss)	$16,904	$(107,334)
Adjusted For:
Interest expense, net	5,916	12,168
Income tax benefit	232	(6,999)
Depreciation and amortization	14,602	28,299
Transaction costs(1)	-	76,434
Loss on extinguishment of debt	-	12,628
Gain on PPP loan forgiveness	-	(6,824)
Stock-based compensation expense	2,848	5,927
Inventory fair value adjustment(2)	-	18,950
Change in fair value of warrant liabilities	(8,602)	2,964
Restructuring costs(3)	289	1,972
Loss on disposal of assets	24	166
Foreign currency transaction loss	235	421
Pro Forma Adjusted EBITDA	$32,448	$38,772

(1)	Includes mainly professional service fees in connection with the Business Combination.

(2)	Reflects non-cash, non-recurring fair value inventory step-up adjustment as part of the purchase accounting in connection with the Business Combination.

(3)	Reflects one-time expenses in connection with realignment of Obagi’s organizational structure to support new strategies and relocate corporate headquarters.